UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Portola Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737010108	Page 2 of 9

1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,883,568*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,883,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,883,568*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%**
12.	Type of Reporting Person (See instructions) HC

*	See Item 4 of Schedule
**	Based on 65,251,532 shares of common stock, par value $0.001 per share (“Shares”) outstanding as of October 26, 2017, as reported in Portola Pharmaceuticals, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2017.

CUSIP No. 737010108	Page 3 of 9

1.	Names of Reporting Persons Fullerton Management Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,883,568*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,883,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,883,568*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%**
12.	Type of Reporting Person (See instructions) HC

*	See Item 4 of Schedule
**	Based on 65,251,532 Shares outstanding as of October 26, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 737010108	Page 4 of 9

1.	Names of Reporting Persons Cairnhill Investments (Mauritius) Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,133,568*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,133,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,568*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%**
12.	Type of Reporting Person (See instructions) HC

*	See Item 4 of Schedule
**	Based on 65,251,532 Shares outstanding as of October 26, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 737010108	Page 5 of 9

1.	Names of Reporting Persons Maxwell (Mauritius) Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,133,568*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,133,568*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,568*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%**
12.	Type of Reporting Person (See instructions) 00

*	See Item 4 of Schedule
**	Based on 65,251,532 Shares outstanding as of October 26, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

CUSIP No. 737010108	Page 6 of 9

Item 1.

(a)	Name of Issuer:

Portola Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

270 E. Grand Avenue

South San Francisco, CA 94080

Item 2.

(a)	Name of Person Filing:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2)	Fullerton Management Pte Ltd (“FMPL”)

(3)	Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”)

(4)	Maxwell (Mauritius) Pte Ltd (“Maxwell”)

(b)	Address of the Principal Business Office or, if None, Residence:

(1)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(3)	c/o SGG Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, Republic of Mauritius 11324

(4)	c/o SGG Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, Republic of Mauritius 11324

(c)	Citizenship:

(1)	Republic of Singapore

(2)	Republic of Singapore

(3)	Republic of Mauritius

(4)	Republic of Mauritius

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

(e)	CUSIP Number:

737010108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 737010108	Page 7 of 9

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2017, Maxwell directly owned 4,133,568 Shares and V-Sciences Investments Pte Ltd (“V-Sciences”) directly owned 750,000 Shares.

Maxwell is wholly-owned by Cairnhill, which in turn is wholly-owned by FMPL, which in turn is wholly-owned by Temasek Holdings. V-Sciences is wholly-owned by Temasek Life Sciences Private Limited (“Temasek Life Sciences”), which in turn is wholly-owned by FMPL.

Therefore, Cairnhill may be deemed to beneficially own the Shares directly owned by Maxwell; Temasek Life Sciences may be deemed to beneficially own the Shares directly owned by V-Sciences; and each of Temasek Holdings and FMPL may be deemed to beneficially own the Shares beneficially owned by Cairnhill and Temasek Life Sciences collectively.

Accordingly, as of December 31, 2017, each of Temasek Holdings and FMPL may be deemed to have beneficially owned the 4,883,568 Shares beneficially owned by Cairnhill and Temasek Life Sciences collectively, and Cairnhill may be deemed to have beneficially owned the 4,133,568 Shares directly owned by Maxwell.

(b)	Percent of class:

As of December 31, 2017, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and FMPL constituted approximately 7.5% of the Shares outstanding, and the Shares that may be deemed to have been beneficially owned by Cairnhill and directly owned by Maxwell constituted approximately 6.3% of the Shares outstanding.

These percentage calculations are based on 65,251,532 Shares outstanding as of October 26, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

Temasek Holdings: 4,883,568

FMPL: 4,883,568

Cairnhill: 4,133,568

Maxwell: 4,133,568

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

Temasek Holdings: 4,883,568

FMPL: 4,883,568

Cairnhill: 4,133,568

Maxwell: 4,133,568

CUSIP No. 737010108	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 737010108	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Christina Choo
	Name:	Christina Choo
	Title:	Authorised Signatory

FULLERTON MANAGEMENT PTE LTD(1)

	By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
	Name:	Rooksana Shahabally
	Title:	Director

MAXWELL (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
	Name:	Rooksana Shahabally
	Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Cairnhill Investments (Mauritius) Pte Ltd and Maxwell (Mauritius) Pte Ltd pursuant to the Joint Filing Agreement dated May 29, 2013 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings (Private) Limited and Fullerton Management Pte Ltd with respect to the Issuer on May 29, 2013.